Exhibit 99.2

NiCE Announces Brand Ambassador Partnership with PGA Tour Star JJ Spaun to
Champion Power of Relentless Drive, Innovation and Growth

Brand partnership unites two leaders, sending a bold message about what it takes to win at the highest level and create a NiCE world

Hoboken, N.J., September 23, 2025 – NiCE (Nasdaq: NICE) today announced a brand ambassador partnership with JJ Spaun, professional golfer, 2025 U.S. Open Champion and breakout PGA TOUR star. The collaboration highlights the shared values of consistency, innovation and breakthrough performance that define both Spaun’s accelerated rise in professional golf and NiCE’s transformation in delivering AI-first customer experiences.

Spaun currently ranks 7th in the Official World Golf Ranking. For nearly a decade on the PGA TOUR, Spaun built his career on steady play and perseverance. In 2025, he delivered a season for the history books, capturing his first major win at the U.S. Open, contending for titles at THE PLAYERS and the FedEx St. Jude Championship, and securing automatic qualification for the Ryder Cup. His surge onto the world stage reflects the power of consistency meeting opportunity, a philosophy NiCE also lives by.

In 2025, NiCE has redefined the future of customer experience with AI capabilities, acquiring conversational AI leader Cognigy and announcing a series of major partnerships that propelled its industry-leading CX AI platform, CXone Mpower, into a new era of growth and leadership. Teaming up with Spaun reinforces NiCE’s commitment to create a NiCE world where customers, employees, and communities thrive. Just as Spaun inspires on the golf course through his focus, discipline, and performance, NiCE inspires organizations to elevate every experience and make the world better.

Through this multi-year partnership, Spaun will showcase the NiCE logo on his shirt in competition and serve as the brand ambassador, bringing the NiCE story to fans and partners.

“JJ’s journey is one every sports fan admires, years of dedication leading to a defining breakthrough,” said Scott Russell, CEO, NiCE. “At NiCE, we’ve had our own breakthrough year, fueled by consistency and the drive to innovate with AI. Partnering with JJ isn’t just about sports, it’s about celebrating what it means to perform when it matters most and to keep pushing the boundaries of what’s possible. We look forward to cheering JJ on at the Ryder Cup!”

JJ Spaun added: “Winning the U.S. Open was a defining moment in my career — proof of what’s possible with focus, consistency, and the right team around you. That’s why I’m so excited to partner with NiCE. Their commitment to innovation and excellence mirrors the same principles that drove me to that victory, and together we’re going to build something even more impactful.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.